SECURITI 11015680 N
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING SECTION FEB 22 2011 WASH. D.C. 200

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48399

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Milstream Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street
(No. and Street)

New York (City) NY (State) 10165 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. David Chaskin (212)370-8361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J O'Doherty, PC
(Name – *if individual, state last, first, middle name*)

373 Baltimore Pike (Address) Springfield (City) Pa (State) 19064 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David R. Chaskin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Milstream Securities LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Cheif Financial Officer and Financial Operations Principal

Title

Notary Public

DERYCK SINGH
Notary Public, State of New York
No. 01SI6185468
Qualified in Suffolk County
Commission Expires April 21, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Milstream Securities LLC
Statement of Financial Condition
December 31, 2010

Table of Contents

MICHAEL J. O'DOHERTY, P.C. *Certified Public Accountant*
A Professional Corporation
373 Baltimore Pike • Springfield, Pennsylvania 19064 • (610) 604-4700 • Fax (610) 544-9525

Independent Auditor's Report

To the Member of
Milstream Securities LLC

We have audited the accompanying statement of financial condition of Milstream Securities LLC, as of December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milstream Securities LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Springfield, Pennsylvania
January 19, 2011

Milstream Securities LLC
Statement of Financial Condition
As of December 31, 2010

ASSETS

Cash a& Cash Equivalents	$ 111,921
Deposit With Clearing Firm	50,011
Prepaid Expenses	2,432
Total Assets	$ 164,364

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts Payable	$ 5,002
Accrued Expenses and Other	79,265
Total Liabilities	84,267
Member's Equity:	
Total Member's Equity	80,097
Total Liabilities and Member's Equity	$ 164,364

The accompanying notes are an integral part of this statement.

MILSTREAM SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Milstream Securities LLC (the Company) was organized as Shukla Financial Services, Inc, a New Jersey Corporation, on September 7, 1994. On October 1, 2009 the Company was converted from a corporation to a limited liability company and changed its name to Pipeline Liquidity Pro LLC, a Delaware limited liability company. In November 2010, the LLC changed its name to Milstream Securities LLC.

The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and was a member of the Financial Industry Regulatory Authority (FINRA). On January 5, 2011 the Company terminated its membership with FINRA

The Company is also a participant organization in the Chicago Stock Exchange effective December 30, 2010, and was permitted to execute trades beginning January 3, 2011.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises of agency transactions. The Company is an introducing Broker-Dealer.

The Company uses the accrual method of accounting for both financial and tax reporting purposes. The Company's year-end is December 31.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Penson Financial Services Inc (Penson), all securities transactions of the Company are cleared through Penson, and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule I 5c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Penson.

The Company is a wholly owned subsidiary of Pipeline Financial Group, Inc. (the Parent).

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

<u>Customers Securities Transactions</u>
The Company records securities transactions executed for its customers and related commissions and expenses on a trade-date basis.

Interest income is recorded on the accrual basis.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Depreciation

Office equipment is stated at cost. Depreciation is computed on the straight-line basis over an estimated useful life of 5 years. Maintenance and repairs are charged to expenses when incurred. Renewals and betterments are capitalized.

At December 31, 2010, the company's office equipment ($9,516) was fully depreciated but is still in use.

Income Taxes

No provision for income taxes has been reflected in the accompanying financial statements. The Company is a Limited Liability Company (LLC) and is classified as a disregarded entity for tax purposes. There is no tax sharing agreement between the Company and its Parent and there have been no distributions to the Parent for reimbursement of taxes.

Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. FINRA also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the Company's first twelve months of business and 15 to 1 thereafter. At December 31, 2010, the Company had net capital of $77,665, which was in excess of its required net capital of 5,618. At December 31, 2010 the Company's percent of aggregate indebtedness to net capital is 108.5%.

NOTE 4. RELATED PARTY TRANSACTIONS

Transactions with the Parent

The Company has entered into a series of administrative agreements with the Parent under which the Parent provides the services of its employees and other services as may be required by the Company for which the Company pays the Parent. Such expenses include salaries of certain personnel and technical support services.

Effective January 1, 2010, the Company agreed to pay the Parent $1,000 monthly.

At December 31, 2010, the Company had $72,000 payable to the Parent for administrative fees, which is included in accrued expenses and other on the statement of financial condition.

NOTE 5. OFF-BALANCE SHEET RISK, CONCENTRATION RISK AND CREDIT RISK

In the normal course of business, the Company executes with its clearing broker, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of its customers.

NOTE 6. FAIR VALUE

The Company accounts for its investment securities at fair value. At December 31, 2010 the Company did not own any investment securities.

NOTE 7. SUBSEQUENT EVENTS

The Company terminated its membership with FINRA on January 5, 2011. The Company was accepted as a participant organization in the Chicago Stock Exchange with a trading permit effective December 30, 2010, with its first trade date to be effective on January 3, 2011.

Management has evaluated subsequent events through February 9, 2011, the date that the financial statements were available to be issued